## Performance

### Average Annual Total Returns (%) As of 6/30/2012

| | 1 Year | 3 Year | 5 Year | 10 Year |
|---|---|---|---|---|
| Blue Chip Investor Fund | 6.85% | 14.36% | -1.23% | 3.24% |

Average annual total returns include changes in share price and reinvestment of dividends and capital gains. The inception date of the Blue Chip Investor Fund was January 1, 2002.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-Funds.

Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

# BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

## Holdings (As of June 30, 2012)

| Quantity | Description | Ticker | Cusip | Current | Percent |
|---|---|---|---|---|---|
| 40.000 | BERKSHIRE HATHAWAY, INC. CLASS | BRKA | 084670108 | $4,997,800.00 | 32.32% |
| 25,000.000 | AFLAC, INC. | AFL | 010551020 | 1,064,750.00 | 6.89% |
| 14,800.000 | WALMART STORES, INC. | WMT | 931142103 | 1,031,856.00 | 6.67% |
| 16,000.000 | ABBOTT LABORATORIES | ABT | 002824100 | 1,031,520.00 | 6.67% |
| 30,000.000 | WELLS FARGO & CO. | WFC | 949746101 | 1,003,200.00 | 6.49% |
| 12,000.000 | JOHNSON & JOHNSON | JNJ | 478160104 | 810,720.00 | 5.24% |
| 10,000.000 | FISERV, INC. | FISV | 337738108 | 722,200.00 | 4.67% |
| 23,000.000 | MICROSOFT CORP. | MSFT | 594918104 | 703,570.00 | 4.55% |
| 13,000.000 | OMNICOM GROUP, INC. | OMC | 681919106 | 631,800.00 | 4.09% |
| 15,000.000 | MEDTRONIC INC. | MDT | 585055106 | 580,950.00 | 3.76% |
| 8,000.000 | PEPSICO, INC. | PEP | 713448108 | 565,280.00 | 3.66% |
| 7,500.000 | BECTON DICKINSON & CO. | BDX | 075887109 | 560,625.00 | 3.63% |
| 17,500.000 | WALGREEN CO. | WAG | 931422109 | 517,650.00 | 3.35% |
| 6,000.000 | COCA COLA CO. | KO | 191216100 | 469,140.00 | 3.03% |
| 15,000.000 | ORACLE CORP. | ORCL | 68389X105 | 445,500.00 | 2.88% |
| 6,000.000 | ACCENTURE LTD. | ACN | G1151C101 | 360,540.00 | 2.33% |
| 4,000.000 | MINNESOTA MINING & MANUF. CO. | MMM | 88579Y101 | 358,400.00 | 2.32% |
| 6,000.000 | STRYKER CORP | SYK | 863667101 | 330,600.00 | 2.14% |
| 5,000.000 | PROCTER & GAMBLE CO. | PG | 742718109 | 306,250.00 | 1.98% |
| 233,840.000 | | | | $16,492,351.00 | 106.67% |
| | Cash & Miscellaneous | | | -1,030,760.02 | -6.67% |
| | Net Assets | | | $15,461,590.98 | 100.00% |